Crown Equity Holdings, Inc.

11226 Pentland Downs Street

Las Vegas, Nevada, 89141

(702) 683-8946

March 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Crown Equity Holdings, Inc.
Request to Withdraw Registration Statement on Form S-1 File No. 333-253052

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Crown Equity Holdings, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-253052), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was declared effective on April 21, 2021.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Crown Equity Holdings, Inc., 11226 Pentland Downs Street, Las Vegas, Nevada, 89141, email: mikezaman@crownequityholdings.com, with a copy to Company’s counsel, Arnold F. Sock, Esquire, Box 25847, Los Angeles, California, 90025-0847, email: afsock@afsocklaw.com.

If you have any questions or require any further information, please contact Arnold F. Sock directly at (310) 714-0747.

Respectfully submitted,

Crown Equity Holdings, Inc.

/s/ Mike Zaman
Name: Mike Zaman
Title: President and Chief Executive Officer

cc:	Arnold F. Sock, Esquire